FOR IMMEDIATE RELEASE	October 1, 2015

Micromem Engages Investment Banker

Toronto, New York, October 1, 2015: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQX: MMTIF), is pleased to announce that it has engaged Corinthian Partners, L.L.C. (“Corinthian”) as consultants. Corinthian introduced Micromem to both multinational technology companies (“Multinationals”) proceeding on the review of the Company, as announced August 20, 2015. Through Corinthian’s efforts over the last several months, both Multinationals have proceeded to assess Micromem’s technology and business model to see how they can fit into our current structure and identify the opportunities that exist for future collaboration or direct involvement with Micromem.

A Data Use Agreement has been executed with one of the Multinationals to assess how the existing hardware Micromem produces can be linked with their data analytics software. A proposal has been supplied by Micromem at the request of the other Multinational for a joint project with their client.

Under the terms of the agreement with Corinthian, Micromem will provide 450,000 common shares and 250,000 common stock options (“Options”) as consideration for the services being provided. The common shares are subject to a statutory six (6) month restriction. The Options have a strike price of $0.40 USD per share, are fully vested upon issuance, and will expire on October 1, 2020 if unexercised by that date.

"The Multinationals introduced by Corinthian Partners to Micromem appreciate the uniqueness of the technology and the competitive edge such a partnership could have in addressing challenges in infrastructural connectivity and data management. We are encouraged by their level of interest. It has not gone unnoticed that Micromem's current client list speaks directly to the validity of the Company's sensor based technology. Corinthian's mission is to assist with the selection of the relationship providing the broadest use and best fit for a Micromem partnership." - Richard Calabrese, President & Chairman, Corinthian Partners L.L.C.

About Micromem and MASTInc
MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement
This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QX - Symbol: MMTIF
                     CSE - Symbol: MRM
Shares issued: 196,726,368
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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